Exhibit 11.0

COMPUTATION OF EARNINGS PER SHARE

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011

Income available to common stockholders	$4,593,888	$36,014

Weighted average shares outstanding	2,675,410	2,670,143

Basic earnings per share	$1.72	$0.01

Income for diluted earnings per share	$4,593,888	$36,014

Total weighted average common shares and equivalents outstanding for diluted computation	2,675,410	2,670,143

Diluted earnings per share	$1.72	$0.01